February 25, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Ethan Horowitz

Re:	Oasis Petroleum Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-34776

Dear Mr. Horowitz:

Set forth below is the response of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 28, 2012, File No. 001-34776 (the “10-K”). Following further telephonic conversations with member of the Staff on February 22, 2013, we have revised the response previously submitted to the Staff on February 21, 2013.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Consolidated Statement of Operations, page 73

2. We note your response to comment 2 in our letter dated January 30, 2013. It appears that earnings per share for the fiscal year ended December 31, 2010 should be calculated by dividing income available to common stockholders for the period subsequent to your corporate reorganization by the number of weighted average shares outstanding. Please revise your presentation of earnings per share accordingly.

Response:

We acknowledge the Staff’s comment and, in future filings, will include a revised presentation of loss per share and a revised basic and weighted average common shares outstanding for the fiscal year ended December 31, 2010. This revised loss per share calculation will divide net loss attributable to common shareholders for the period subsequent to our corporate reorganization by the number of weighted average shares outstanding for the period from June 22, 2010, the closing date of our IPO, to December 31, 2010. We will also include the following disclosure in the earnings per share note to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012:

The Company’s loss per share for the year ended December 31, 2010 includes a revision to correct the net loss attributable to common shareholders of $1.6 million and a revision to correct the basic and diluted weighted average common shares outstanding of 43.6 million shares, which collectively decreased the net loss per share by $0.30. The following table reconciles net loss for the year ended December 31, 2010 to net loss attributable to common shareholders for the period:

Year Ended December 31, 2010
Net loss	(29,695)
Pre-IPO net loss	(1,614)
Net loss attributable to common shareholders	(28,081)

The following table reflects net loss attributable to shareholders, weighted average shares outstanding and loss per share for the year ended December 31, 2010 as previously reported and as revised:

	Year Ended December 31, 2010
	Previously Reported	As Revised
	(In thousands, except per share amount)
Net loss attributable to common shareholders	(29,695)	(28,081)
Weighted average shares outstanding	48,395	92,000
Loss per share	(0.61)	(0.31)

In addition, on the face of the income statement, we will add a footnote to each of these line items to indicate that they have been revised and refer readers to the earnings per share note. Where appropriate, we will also add footnote disclosure to clarify that our loss per share for the year ended December 31, 2010 included only the portion of net loss subsequent to our IPO and attributable to common shareholders and is calculated using the weighted average shares outstanding during the period subsequent to our IPO.

We have also considered the disclosure requirements of Item 4.02 of Form 8-K. Based on a quantitative and qualitative analysis of the revision, our management concluded that our previously issued financial statements are still reliable. Our analysis noted that the error represented a correction equal to 49% of previously reported 2010 EPS. However, when measuring the quantitative impact of a correction to a financial statement ratio, we believe that it is also relevant to examine the change in the components of the ratio. The effect of the correction on net income attributable to common shareholders is 5%, which we believe to be quantitatively immaterial. While the correction of the weighted average shares outstanding accounts for most of the correction, for both the original and revised approach, it is transparent that zero and 92 million shares were issued and outstanding pre-IPO and post-IPO, respectively. As a result, we do not believe that a user of the previously issued financial statements would be confused over precisely how many shares were issued and outstanding at any given time in 2010. Qualitatively, we also considered that the error did not mask a change in earnings or trends, hide a failure to meet analysts’ consensus expectations, change a loss into income, affect compliance with regulatory requirements, affect compliance with loan covenants or conceal an unlawful transaction.

We also note that we have not been advised by our independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report related to previously issued financial statements. Accordingly, we have determined that disclosure under Item 4.02 of Form 8-K is not required in connection with the revision described above.

Closing Comments

Please direct any questions or comments regarding the foregoing to me at (281) 404-9606 or our outside counsel, Matthew R. Pacey of Vinson & Elkins L.L.P., at (713) 758-4786.

Sincerely,

Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Senior Vice President, General Counsel & Corporate Secretary

cc:	Matthew R. Pacey, Vinson & Elkins L.L.P.

Craig P. Friou, PricewaterhouseCoopers LLP